UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )*

                               Chyron Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   171605108
                                 (CUSIP Number)

                            Dennis J. Friedman, Esq.
                               Chadbourne & Parke
                              30 Rockefeller Plaza
                               New York, NY 10012
                                 (212) 408-5100
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 July 25, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 171605108                   13D                           Page 2 of 7


          This Amendment No. 1 amends Item 7 of Schedule 13D ("Schedule 13D") under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") filed with the Securities and Exchange Commission (the "Commission") jointly on behalf of WPG Corporate Development Associates IV, L.P., WPG Corporate
Development Associates IV ("Overseas"), L.P., WPG Enterprise Fund II, L.P., Weiss, Peck & Greer Venture Associates III, L.P., WPG Private Equity Partners, L.P., WPG CDA IV (Overseas), Ltd., WPG Private Equity Partners (Overseas), L.P., WPG Venture Partners III, L.P., Westpool Investment Trust plc, Lion Investments Limited, Steven N. Hutchinson, Wesley W. Lang, Jr., Philip Greer, Gill Cogan, and Charles M. Diker (collectively, the "Reporting Persons") on August 4, 1995 relating to shares of Common Stock of Chyron Corporation (the "Company").
          Capitalized terms used herein without definition shall have the respective meanings specified in Schedule 13D.

CUSIP NO. 171605108                   13D                           Page 3 of 7

Item 7.   Material to be filed as Exhibits

          The following exhibits filed herewith supersede and replace the corresponding exhibits filed with the Schedule 13D filed by the Reporting Persons on August 4, 1995:

Exhibit C      Assignment and Assumption Agreement, dated as of July 25, 1995, by and among the Assignees, CCACA and CCACB.

Exhibit D      Shareholders'  Agreement,  dated as of July 25,  1995,  by and among the Reporting Persons, CCACA and CCACB.

Exhibit E      Registration  Rights  Agreement,  dated as of July 25, 1995, by and among the Company, the Assignees, CCACA and CCACB.

Exhibit F      Escrow Agreement, dated as of July 25, 1995, by and among Pesa, the Assignees, CCACB and National Union.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       Date: September 20, 1995



                                        WPG CORPORATE DEVELOPMENT
                                          ASSOCIATES IV, L.P.


                                          By: WPG PRIVATE EQUITY PARTNERS,
                                              L.P., its general partner


                                            By: /s/ Steven N. Hutchinson
                                               Name:  Steven N. Hutchinson
                                               Title:  Managing Partner


                                        WPG CORPORATE DEVELOPMENT ASSOCIATES
                                          IV (OVERSEAS), L.P.


                                          By: WPG CDA IV (OVERSEAS), LTD.,
                                              its general partner


                                            By: /s/ B. Thomas
                                               Name:  B. Thomas
                                               Title:  Director

                                        WPG ENTERPRISE FUND II, L.P.


                                            By: WPG VENTURE PARTNERS III,
                                                L.P., its general partner


                                              By: /s/ Philip Greer
                                                 Name:  Philip Greer
                                                 Title:  General Partner


                                        WEISS, PECK & GREER VENTURE
                                          ASSOCIATES III, L.P.


                                            By: WPG VENTURE PARTNERS III,
                                                L.P., its general partner


                                              By: /s/ Philip Greer
                                                 Name:  Philip Greer
                                                 Title:  General Partner


                                        WESTPOOL INVESTMENT TRUST PLC


                                            By: /s/ R A Rayne
                                               Name:  R A Rayne
                                               Title:    Director


                                        LION INVESTMENTS LIMITED


                                            By: /s/ R A Rayne
                                               Name:  R A Rayne
                                               Title:  Director


                                             /s/ Charles M. Diker
                                             CHARLES M. DIKER

                                        WPG PRIVATE EQUITY PARTNERS, L.P.


                                            By:/s/ Wesley W. Lang, Jr.
                                               Name: Wesley W. Lang, Jr.
                                               Title:  General Partner


                                        WPG CDA IV (OVERSEAS), Ltd.


                                            By: /s/ B. Thomas
                                               Name:  B. Thomas
                                               Title:  Director


                                        WPG PRIVATE EQUITY PARTNERS
                                        (OVERSEAS), L.P.


                                            By: /s/ Steven N. Hutchinson
                                               Name:  Steven N. Hutchinson
                                               Title:  Managing Partner


                                        WPG VENTURE PARTNERS III, L.P.


                                            By: /s/ Philip Greer
                                                Name:  Philip Greer
                                                Title:  General Partner


                                                /s/ Steven N. Hutchinson
                                                STEVEN N. HUTCHINSON


                                                /s/ Wesley W. Lang, Jr.
                                                WESLEY W. LANG, JR.


                                                /s/ Philip Greer
                                                PHILIP GREER


                                                /s/ Gill Cogan
                                                GILL COGAN